INIFINITY AUGMENTED REALITY, INC.

228 Park Ave. S #61130

New York, NY 10003-1502

May 28, 2015

Mr. David L. Orlic, Special Counsel

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE Washington, D.C. 20549

Re:	Infinity Augmented Reality, Inc.
Amendment No.1 to Schedule 13E-3 Filed April 9, 2015 File No. 005-85628 Revised Preliminary Information Statement on Schedule 14C
Filed April 9, 2015 File No. 005-53466

Dear Mr. Orlic:

We are responding to the comment letter from the staff (“Staff”) of the Securities and Exchange Commission dated April 22, 2015 received by Infinity Augmented Reality, Inc. (the “Company”) to Schedule 13E-3 (including Amendment No. 1 thereto) (“Schedule 13E-3”) and Preliminary Information Statement on Schedule 14C (including the revised Preliminary Information Statement on Schedule 14C (“Schedule 14C”) filed by the Company on February 17, 2015 and on April 9, 2015.

The Company has revised the transaction from an action by consent of a majority of stockholders, requiring filing of an Information Statement on Schedule 14C to a solicitation by the Company, requiring filing of a Proxy Statement on Schedule 14A, which is being filed concurrently with this letter (“Schedule 14A”).

In order to facilitate the your review of the responses of the Company to the Staff’s comments set forth in your recent letter, this letter responds to each of those comments on a point-by-point basis. In particular, the numbered paragraphs set forth below correspond to the numbered paragraphs in your letter.

General

1.	As requested in prior comment 5, please disclose the information required by Item 1003(a)-(c) of Regulation M-A with respect to Credit Strategies, LLC & Affiliates, Moshe Oratz, and Singulariteam Fund LP. See Instruction C to Schedule 13E-3.

Response. We have addressed the Staff’s comment in the Schedule 14A under the section titled:
“Identity and Background of the Directors and Officers of the Company and Filing Persons”.

2.	We have reviewed the response to prior comment 5 as it pertains to persons engaged in the Rule 13e-3 transaction. The analysis addresses only the motivations of the parties for entering into the terms of the restructuring, and does not address the entry into the Rule 13e-3 transaction, that is, the stock split, which disclosure indicates was a condition to the restructuring. The persons named in prior comment 1, as well as ALS Capital Ventures LLC and CS Master Holdings, appear by these activities, and by the signing of consents sufficient to authorize the Rule 13e-3 transaction without any action by unaffiliated security holders, to be engaged in the Rule 13e-3 transaction. Please add these persons to your filing and provide all required disclosures under all items of the schedule, or provide an alternative analysis as to why you believe this is not required.

Response. We have added these persons as filers to the Schedule 13E-3 and have provided the required disclosures in the Schedule 14A under the section titled “Identity and Background of the Directors and Officers of the Company and Filing Persons”.

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Mr. David L. Orlic, Special Counsel

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE Washington, D.C. 20549

May 27, 2015

3.	Please advise as to why none of the affiliates named in the prior comments amended their Schedules 13D or 13G until mid-February, despite the fact that these persons would appear to have had an obligation to do so as early as November 2014, when planning for the Rule 13e-3 transaction began.

Response. We have advised the pertinent stockholders of the possible need to update their holdings. In general terms, we note that the subject matter of the Master Agreement mandated the taking of certain actions by specified parties, including the assumption by two of the shareholders party to such agreement of liabilities relating to the former business of the Company as well as the conversion of debt into equity by other shareholders. We have been advised that at all times from November 2014 to the present, none of the shareholders party to the Master Agreement have engaged in an open market transactions.

4.	We reissue comment 11. The background section of your document indicates that the company was directly involved in the procurement of written consents with respect to the transaction, and yet no Schedule 14A is on file with respect to this solicitation. Please advise us as to the exemption from the proxy rules relied on by the company with respect to this solicitation of consents. We note that there is no exemption from the proxy rules for solicitations of shareholders who have a long and ongoing involvement in the decision making process of the company.

Response. We believe the best way to resolve the staff’s comment is to restructure the solicitation from a Schedule 14C Information Statement to a Schedule 14A proxy solicitation. The Company has revised the approval necessary for the relevant transaction from an action by consent of a majority of stockholders, requiring filing of an Information Statement on Schedule 14C, to a solicitation of stockholder approval by the Company, under cover of Schedule 14A.  In connection therewith, we have deemed the previously obtained consents obtained as invalid and will not be relying on the prior consents for approval of the relevant transaction.

Authorized Capital Increase, page 6

5.	We reissue prior comment 10. Please clarify the meaning of the first sentence of this section, which continues to read: “The purpose and effect of increasing the Company’s authorized shares is to below in this Information Statement…”

Response. We have revised the corresponding section of the Schedule 14A, in response to this comment.

Summary Financial Information, page 45

6.	Please update all financial statements and provide a ratio of earnings to fixed charges. See Item 1010(c) of Regulation M-A.

Response. We have revised the financial information in the Schedule 14A to provide the ratio of earnings to fixed charges for the periods presented under the section titled “Summary Financial Information”.

7.	Please advise us as to why the pro forma financial statements do not address the issuance of the Series B preferred stock.

Response. We have revised the financial information in the Schedule 14A to provide the pro forma financial information for the Series B Preferred Stock. Please see the section titled “Pro Forma Financial Information”.

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Mr. David L. Orlic, Special Counsel

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE Washington, D.C. 20549

May 27, 2015

If you have questions, please do not hesitate to contact David Aboudi, Esq. and Benjamin Waltuch, Esq. at 1-646-878-0800 or the undersigned at 917-677-2084.

Sincerely,

/s/ Ortal Zanzuri

Ortal Zanzuri, CFO

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